Insider transaction detail - View details for issuer	2011-05-19 15:58 ET

Transactions sorted by	: Insider
Issuer name	: transglobe energy corporation ( Starts with )
Transaction date range	: May 17, 2011 - May 17, 2011
Issuer derivatives	: Options

Issuer name:	TransGlobe Energy Corporation

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:

The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number of value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Chase, Geoffrey Charles Insider's Relationship to Issuer: 4 - Director of Issuer Ceased to be Insider: Not applicable
Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number of value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1872579	2011-05-17	2011-05-19	Direct Ownership :	50 - Grant of options	+21,000	13.0200	159,900		13.0200	2016-05-17	Common Shares	+21,000	159,900

Insider name: Clarkson, Ross Gordon Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer Ceased to be Insider: Not applicable
Security designation: Options (Common Shares)
1872574	2011-05-17	2011-05-19	Direct Ownership :	50 - Grant of options	+133,000	13.0200	900,800		13.0200	2016-05-17	Common Shares	+133,000	900,800
Insider name: Dyment, Fred J. Insider's Relationship to Issuer: 4 - Director of Issuer Ceased to be Insider: Not applicable
Security designation: Options (Common Shares)
1872569	2011-05-17	2011-05-19	Direct Ownership :	50 - Grant of options	+24,000	13.0200	110,767		13.0200	2016-05-17	Common Shares	+24,000	110,767
Insider name: Ferguson, David Charles Insider's Relationship to Issuer: 5 - Senior Officer of Issuer Ceased to be Insider: Not applicable
Security designation: Options (Common Shares)
1872548	2011-05-17	2011-05-19	Direct Ownership :	50 - Grant of options	+66,000	13.0200	438,400		13.0200	2016-05-17	Common Shares	+66,000	438,400

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number of value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Gress, Albert Insider's Relationship to Issuer: 5 - Senior Officer of Issuer Ceased to be Insider: Not applicable
Security designation: Options (Common Shares)
1872410	2011-05-17	2011-05-19	Direct Ownership :	50 - Grant of options	+63,000	13.5000 USD	206,200		13.5000 USD	2016-05-17	Common Shares	+63,000	206,200
Insider name: Guidry, Gary Stephen Insider's Relationship to Issuer: 4 - Director of Issuer Ceased to be Insider: Not applicable
Security designation: Options (Common Shares)
1872492	2011-05-17	2011-05-19	Direct Ownership :	50 - Grant of options	+21,000	13.0200	116,000		13.0200	2016-05-17	Common Shares	+21,000	116,000
Insider name: HALPIN, Robert Arthur Insider's Relationship to Issuer: 4 - Director of Issuer Ceased to be Insider: Not applicable
Security designation: Options (Common Shares)
1872544	2011-05-17	2011-05-19	Direct Ownership :	50 - Grant of options	+26,400	13.0200	145,300		13.0200	2016-05-17	Common Shares	+26,400	145,300
Insider name: Herrick, Lloyd William Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer Ceased to be Insider: Not applicable

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number of value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Options (Common Shares)
1872541	2011-05-17	2011-05-19	Direct Ownership :	50 - Grant of options	+93,000	13.0200	610,000		13.0200	2016-05-17	Common Shares	+93,000	610,000
Insider name: NOYES, Erwin Lewis Insider's Relationship to Issuer: 4 - Director of Issuer Ceased to be Insider: Not applicable
Security designation: Options (Common Shares)
1872524	2011-05-17	2011-05-19	Direct Ownership :	50 - Grant of options	+21,000	13.0200	106,800		13.0200	2016-05-17	Common Shares	+21,000	106,800